UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 0-21467
CUSIP No. 69423U 10 7

(Check One):   Form 10-K ☒       Form 20-F ☐       Form 11-K ☐       Form 10-Q ☐       Form N-SAR ☐

For Period Ended:  December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

 PART I - REGISTRANT INFORMATION

Pacific Ethanol, Inc.

 Full Name of Registrant:

 Former Name if Applicable

400 Capitol Mall, Suite 2060

 Address of Principal Executive Office (Street and Number)

Sacramento, California 95814

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 in a timely manner without unreasonable effort or expense because management needs additional time to complete the detailed and complex financial and other disclosures in the report. In addition, the Registrant’s independent registered public accounting firm requires additional time to complete its audit of the Registrant’s financial statements for the year ended December 31, 2006 and its testing and evaluation of management’s assessment of the Registrant’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”).

The delay in completion of the financial and other disclosures and the delay in the completion of the related audit and SOX 404 procedures are primarily due to:

•
First Time “Large Accelerated Filer” Status. The Registrant is required to file its Annual Report on Form 10-K for the first time as a “large accelerated filer,” which reduced the Registrant’s deadline for filing by 30-days from the previous year. The transition to this shorter deadline contributed to the Registrant’s inability to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The shorter deadline also contributed to the delay in the completion of the related audit and SOX 404 procedures by the Registrant’s independent registered public accounting firm.

•
Compliance with SOX 404. The Registrant was required to comply for the first time with SOX 404 as of December 31, 2006. The new and significant workload associated with the assessment as of December 31, 2006 of the Registrant’s internal control over financial reporting under SOX 404 contributed to the Registrant’s inability to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The additional workload also contributed to the delay in the completion of the related audit and SOX 404 procedures by the Registrant’s independent registered public accounting firm.

Management and the Registrant’s independent registered public accounting firm have been working diligently to complete the financial disclosures and the audit and anticipate that the report will be filed no later than the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John T. Miller	(916)	403-2123
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNAUDITED PRELIMINARY RESULTS OF OPERATIONS

The following results of operations are unaudited and preliminary. The Registrant’s results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Registrant anticipates reporting net sales of approximately $226.3 million for 2006 compared to the approximately $87.6 million in net sales for 2005. The increase is primarily attributable to an increase in ethanol sales volume to 101.7 million gallons in 2006 from 52.3 million gallons in 2005 and an increase in the Registrant’s average sales price of ethanol to $2.28 per gallon in 2006 from an average sales price of $1.67 per gallon in 2005. A portion of the increase is also attributable to the exclusion from the Company’s results of operations for 2005 of Kinergy’s net sales for the period from January 1 through March 22, 2005 in the aggregate amount of $26.3 million.

The Registrant anticipates reporting gross profit of approximately $24.8 million for 2006 compared to approximately $3.2 million in gross profit for 2005. Gross profit increased partly as a result of the exclusion from the Company’s results of operations for 2005 of Kinergy’s gross profit for the period from January 1 through March 22, 2005. The increase in gross profit is also attributable to advantageous buying and selling during a period of increasing market prices as well as the commencement of ethanol production at the Registrant’s Madera, California production facility and the Registrant’s acquisition of its interest in Front Range Energy, LLC, both of which occurred in the fourth quarter of 2006.

The Registrant anticipates reporting selling, general and administrative expenses of approximately $24.6 million for 2006, an increase of approximately $12.0 million compared to the approximately $12.6 million of selling, general and administrative expenses for 2005. The Registrant’s selling, general and administrative expenses decreased to 10.9% of net sales for 2006 as compared to 14.4% of net sales for 2005.

The Registrant anticipates reporting a net loss of approximately $0.1 million for 2006 compared to a net loss of approximately $9.9 million for 2005. The decrease in the Registrant’s net loss was primarily due to increased gross profit resulting from substantially higher net sales and higher gross profit margins, which was partially offset by the increase in selling, general and administrative expenses and approximately $3.8 million attributable the Registrant’s non-controlling interest in Front Range Energy, LLC, a variable interest entity.

The Registrant anticipates reporting loss available to common stockholders of approximately $87.1 million for 2006 compared to approximately $99 million of loss available to common stockholders for 2005. The substantial increase in loss available to common stockholders is primarily due to an $84.0 million non-cash deemed dividend in respect of the Registrant’s Series A Cumulative Redeemable Convertible Preferred Stock and approximately $3.0 million related to dividends on the Registrant’s Series A Cumulative Redeemable Convertible Preferred Stock.

Basic and diluted net loss per share are anticipated to be $2.50 based upon 34.9 million basic and diluted weighted-average shares outstanding for 2006 compared to basic and diluted net loss per share of $0.40 based upon 25.1 million basic and diluted weighted-average shares outstanding for 2005. The increase in basic and diluted net loss per share is primarily due to the $84.0 million non-cash deemed dividend in respect of the Registrant’s Series A Cumulative Redeemable Convertible Preferred Stock and approximately $3.0 million in charges related to dividends on the Registrant’s Series A Cumulative Redeemable Convertible Preferred Stock.

Pacific Ethanol, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2007	By:	/s/ John T. Miller
John T. Miller Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.

ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).